EXHIBIT 4.6

CROSSHAIR EXPLORATION & MINING CORP.

(the “Company”)

AMENDED STOCK OPTION PLAN AS OF NOVEMBER 4, 2010

(as approved by shareholders on December 15, 2010)

ARTICLE 1 PURPOSE AND INTERPRETATION

1.1	PURPOSE

The purpose of the Plan shall be to attract, retain and provide incentives to Service Providers, Insiders and employees of the Company and its Designated Affiliates and to advance the interests of the Company by facilitating equity participation in the Company by such persons through the acquisition of Common Shares of the Company.

1.2	DEFINITIONS

In the Plan, the following capitalized words and terms shall have the following meanings:

(a)	“Act” means the Business Corporations Act (British Columbia) or its successor, as amended from time to time;

(b)	“Affiliate” shall have the meaning ascribed thereto in the Act;

(c)	“Associate” shall have the meaning ascribed thereto in the Securities Act (British Columbia);

(d)	“Board” shall mean the board of directors of the Company or any committee of directors appointed by the directors pursuant to Section 3.2 hereof;

(e)	“Common Shares” means the common shares of the Company;

(f)	“Company” means Crosshair Exploration & Mining Corp. and any successor or continuing corporation thereof;

(g)	“Designated Affiliate” means the Affiliates and Subsidiaries of the Company designated by the Board for purposes of the Plan from time to time;

(h)
“Employment Contract” means any contract between the Company or any Designated Affiliate of the Company and any director, officer or employee of the Company or a Designated Affiliate relating to, or entered into in connection with, the election, appointment or employment of such person or any other agreement to which the Company or its Designated Affiliate is a party with respect to the rights of such Participant in respect of a change in control of the Company or the termination of the election, appointment, employment or engagement of such Participant;

(i)	“Exchange” means the Toronto Stock Exchange;

(j)	“Expiry Date” means the date set by the Board under section 2.5(a) of the Plan, as the last date on which an Option may be exercised;

(k)	“Insider” shall have the meaning ascribed thereto in the Exchange Company Manual;

(l)	“Insider” shall have the meaning ascribed thereto in the Securities Act (British Columbia);

(m)	“Issuer Bid” shall have the meaning ascribed thereto in the Securities Act (British Columbia);

(n)	“Option” means option to purchase Common Shares granted hereunder;

(o)	“Option Certificate” means a certificate, in the form attached hereto as Schedule “A”, whereby the Company grants to an Optionee an Option.

(p)	“Option Shares” means the aggregate number of Common Shares which an Optionee may purchase under an Option.

(q)	“Optionee” shall mean a Participant to whom an Option has been granted pursuant to the Plan;

(r)	“Outstanding Issue” means on any date, the number of Common Shares of the Company issued and outstanding;

(s)
“Participant” means those Service Providers, Insiders and employees of the Company and its Designated Affiliates who shall be granted Options pursuant to the Plan as determined by the Board and as may be permitted under the Securities Act (British Columbia) from time to time;

(t)	“Person” means a Company or individual;

(u)	“Plan” means this Stock Option Plan, as it may be amended from time to time;

(v)	“Securities Act” means the Securities Act (British Columbia) or its successor, as amended from time to time;

(w)
“Service Provider” means any person or company engaged to provide management or consulting services for the Corporation or any Designated Affiliate under a written agreement for an initial, renewable or extended period of twelve months or more;

(x)	“Subsidiary” shall have the meaning ascribed thereto in the Securities Act; and

(y)	“Take-over Bid” shall have the meaning ascribed thereto in the Securities Act.

(z)
“Unissued Option Shares” means the number of Common Shares, at a particular time, which have been allotted for issuance upon the exercise of an Option but which have not been issued, as adjusted from time to time in accordance with the provisions of section 3.6, such adjustments to be cumulative.

(aa)	“Vested” means that an Option has become exercisable in respect of a number of Option Shares by the Optionee pursuant to the terms of the Option Certificate.

ARTICLE 2 TERMS OF OPTIONS

2.1	THE PLAN

The Plan is hereby established pursuant to which Options to purchase Common Shares of the Company may be granted to Service Providers, Insiders and employees of the Company and its Designated Affiliates in accordance with the terms and conditions set forth herein.

--

2.2	PARTICIPATION IN PLAN

The Board shall from time to time determine the Participants who may participate in the Plan and the number of Common Shares to be made subject to Options granted to Participants under the Plan. All such determinations shall be made in accordance with the terms and conditions of the Plan, the Securities Act and the rules and policies of the Exchange, and the Board may take into consideration the present and potential contribution of each Participant to the success of the Company and any other factors which the Board deems appropriate and relevant.  The following restrictions on Option grants under the Plan apply:

(a)	an individual can receive grants of no more than 5% of the issued and outstanding share capital of the Company on a yearly basis;

(b)
unless disinterested shareholder approval is obtained, the aggregate number of Common Shares that may be reserved for issuance to the Insiders of the Company (i) at the time of grant, or (ii) within a one-year period, pursuant to this Plan or any other previously established and outstanding option plans or grants, shall not exceed 10% of the issued and outstanding share capital of the Company at the time of the grant; and

(c)	all Option grants are exercisable for a maximum of ten years from the date of the grant.

2.3	MAXIMUM NUMBER OF COMMON SHARES

The number of Common Shares issuable pursuant to Options to purchase Common Shares granted pursuant to the Plan shall not in the aggregate exceed 10% of the Common Shares issued and outstanding from time to time, subject to any adjustments made pursuant to section 3.6. If any Option has been exercised, the number of Common Shares into which such Option was exercised shall become available to be issued upon the exercise of Options subsequently granted under the Plan.

2.4	PRICE

The exercise price per Common Share for Options granted pursuant to the Plan shall be determined by the Board at the time the Option is granted, provided that such price shall not be less than the closing price of the Company’s Common Shares as traded on the Exchange on the last trading day immediately preceding the date of the grant of the Option.  In the event that the Common Shares are not listed on the Exchange at the time of the grant, the Option exercise price shall not be less than the price allowed by any other stock exchange or regulatory authority having jurisdiction.

2.5	TERMS OF OPTIONS

(a)
The term of each Option granted pursuant to the Plan shall be determined by the Board in its discretion at the time the Option is granted, provided however that in no event shall any Option be exercisable following 10 years from the date of the grant of the Option; provided, however, that if at any time the expiry of the term of an Option should be determined to occur either during a period in which the trading of Common Shares by the Optionee is restricted under the insider trading policy or other policy of the Company or within ten business days following such a period, such date shall be deemed to be the date that is the tenth business day following the date of expiry of such restriction.

(b)	Except as provided pursuant to Sections 2.8 and 2.9, no Option may be exercised unless the Participant is, at the time of such exercise, a bona fide Service Provider, Insider or employee of

--

the Company or any of its Designated Affiliates, as the case may be, and shall have been continuously such a bona fide Service Provider, Insider or employee since the grant of the Option, as the case may be. Absence on leave with the approval of the Company or a Designated Affiliate shall not be considered an interruption of employment for purposes of the Plan.

(c)
If there is a Take-over Bid or Issuer Bid made for all or a portion of the issued and outstanding Common Shares, the Board may, by resolution and subject to the prior approval of the Exchange if the Company is listed on the Exchange at such time, permit all Options outstanding to become immediately exercisable (notwithstanding any condition or provision prescribed by the Board at the time of the grant of the Option) in order to permit Common Shares issuable under such Options to be tendered to such Take-over Bid or Issuer Bid.

2.6	EXERCISE OF OPTION

(a)
Subject to subparagraph (c), an Option may be exercised to purchase any number of Common Shares up to the number of Vested Unissued Option Shares at any time after the date of the grant of the Option and up to 5:00 p.m. local time on the Expiry Date and shall not be exercisable thereafter.

(b)
The Option shall be exercisable by delivering to the Company a notice specifying the number of Common Shares in respect of which the Option is exercised together with payment in full of the purchase price of the Common Shares which are the subject of the exercised Option. No Participant or his or her legal representatives or distributees will be, or will be deemed to be, a holder of any Common Shares with respect to which the Participant was granted an Option under the Plan, unless and until certificates for such Common Shares are issued in accordance with the terms of the Plan.

(c)
The Board may, at the time an option is granted under the Plan or upon renegotiation of the same, attach restrictions relating to the exercise of the Option, including vesting provision. Any such restrictions shall be recorded on the applicable Option Certificate attached as Schedule A to this Plan.

2.7	LAPSED OPTIONS

In the event that Options granted under the Plan are cancelled or surrendered (other than for compensation), terminate or expire without being exercised in whole or in part in accordance with the terms of the Plan, new Options may be granted in respect of the number of Common Shares not purchased under such lapsed options.

2.8	TERMINATION OF EMPLOYMENT

If a Participant shall:

(a)	cease to be an Insider of the Company and any of its Designated Affiliates (and is not or does not continue to be an employee thereof);

(b)
cease to be employed by the Company or any of its Designated Affiliates (and is not or does not continue to be a director thereof) for any reason (other than by reason of the death of the Participant) or shall receive notice from the Company or any of its Designated Affiliates of the termination of the Participant’s employment; or

--

(c)	cease to be a Service Provider (and is not or does not continue to be an employee or Insider of the Company or any of its Designated Affiliates);

(collectively, “Termination”) the Participant shall have such rights to exercise any fully Vested Option not exercised prior to such Termination within a period of 30 calendar days after the date of Termination.

2.9	DEATH OF PARTICIPANT

In the event of the death of a Participant who is an Insider of the Company or any of its Designated Affiliates or who is an employee having been continuously in the employ of the Company or any of its Designated Affiliates for one year from and after the date of the granting of such Participant’s Option, or the death of an individual who is a Service Provider or the shareholder of a Participant which is a Service Provider, where that individual has provided services to the Company or any of its Designated Affiliates (if applicable, through the Service Provider company) for one year from and after the date of the granting of the Service Provider’s Option, the Option theretofore granted to such Participant shall only be exercisable until the earlier of the expiry of the 365 day period next succeeding such death and the Expiry Date, and then only:

(a)	by the person or persons to whom the Participant’s rights under the Option shall pass by the Participant’s or the Participant’s shareholder’s will or the laws of descent and distribution; and

(b)	to the extent that the Participant was entitled to exercise the option at the date of his or her death.

2.10	TRANSFERABILITY AND ASSIGNABILITY

The benefits, rights and Options accruing to any Participant in accordance with the terms and conditions of the Plan shall not be transferable or assignable by a Participant or exercisable by any person other than the Participant except as specifically provided herein.

2.11	NECESSARY APPROVALS

The obligation of the Company to issue and deliver any Common Shares in accordance with the Plan shall be subject to any necessary approval of the regulatory authority having jurisdiction over the securities of the Company. If any Common Shares cannot be issued to any Participant for whatever reason, the obligation of the Company to issue such Common Shares shall terminate and any option exercise price paid to the Company shall be returned to the Participant.

2.12	INCOME TAXES

The Company may withhold from any amount payable to a Participant, either under this Plan or otherwise, such amount as may be necessary to enable the Company to comply with the applicable requirements of any federal, provincial, state or local law, or any administrative policy of any applicable tax authority, relating to the withholding of tax or any other required deductions with respect to grants hereunder ("Withholding Obligations"). The Company shall also have the right in its discretion to satisfy any liability for any Withholding Obligations by selling, or causing a broker to sell, on behalf of any Participant such number of Common Shares issued to the Participant sufficient to fund the Withholding Obligations (after deducting commissions payable to the broker), or retaining any amount payable which would otherwise be delivered, provided or paid to the Participant hereunder. The Company may require a Participant, as a condition to exercise of an Option, to make such arrangements as the Company may require so that the Company can satisfy

--

applicable Withholding Obligations, including, without limitation, requiring the Participant to (i) remit the amount of any such Withholding Obligations to the Company in advance; (ii) reimburse the Company for any such Withholding Obligations; or (iii) cause a broker who sells Common Shares acquired by the Participant under the Plan on behalf of the Participant to withhold from the proceeds realized from such sale the amount required to satisfy any such Withholding Obligations and to remit such amount directly to the Company.

Any Common Shares of a Participant that are sold by the Company, or by a broker engaged by the Company (the "Broker"), to fund Withholding Obligations will be sold as soon as practicable in transactions effected on the Exchange. In effecting the sale of any such Common Shares, the Company or the Broker will exercise its sole judgment as to the timing and manner of sale and will not be obligated to seek or obtain a minimum price. Neither the Company nor the Broker will be liable for any loss arising out of any sale of such Common Shares including any loss relating to the manner or timing of such sales, the prices at which the Common Shares are sold or otherwise. In addition, neither the Company nor the Broker will be liable for any loss arising from a delay in transferring any Common Shares to a Participant. The sale price of Common Shares sold on behalf of Participants will fluctuate with the market price of the Company’s shares and no assurance can be given that any particular price will be received upon any such sale.

ARTICLE 3 GENERAL

3.1	ADMINISTRATION OF THE PLAN

The Plan shall be administered by the Board and the Board shall have full authority to administer the Plan including the authority to interpret and construe any provision of the Plan and to adopt, amend and rescind such rules and regulations for administering the Plan as the Board may deem necessary in order to comply with the requirements of the Plan. All actions taken and all interpretations and determinations made by the Board in good faith shall be final and conclusive and shall be binding on the Participants and the Company. No member of the Board shall be personally liable for any action taken or determination or interpretation made in good faith in connection with the Plan and all members of the Board shall, in addition to their rights as directors, be fully protected, indemnified and held harmless by the Company with respect to any such action taken or determination or interpretation made. The appropriate officers of the Company are hereby authorized and empowered to do all things and execute and deliver all instruments, undertakings and applications and writings as they, in their absolute discretion, consider necessary for the implementation of the Plan and of the rules and regulations established for administering the Plan. All costs incurred in connection with the Plan shall be for the account of the Company.

3.2	DELEGATION TO COMMITTEE

All of the powers exercisable hereunder, otherwise than pursuant to Section 3.3 hereof, may, to the extent permitted by applicable law and authorized by resolution of the Board be exercised by a committee of the Board consisting of not less than three directors, including any executive committee or compensation committee of the Board.

3.3	RECORD KEEPING

The Company shall maintain a register in which shall be recorded:

(a)	the name and address of each Participant;

(b)	the number of Options granted to each Participant; and

(c)	the aggregate number of Common Shares subject to Options granted under the Plan.

--

3.4	EMPLOYMENT

Nothing contained in the Plan shall confer upon any Participant any right with respect to employment or continuance of employment with the Company or any Affiliate, or interfere in any way with the right of the Company or any Affiliate to terminate the Participant’s employment at any time. Participation in the Plan by a Participant shall be voluntary.

3.5	AMENDMENT OF THE PLAN

The Board shall have the power to, at any time and from time to time, either prospectively or retrospectively, amend, suspend or terminate the Plan or any Option granted under the Plan, including, without limiting the generality of the foregoing, changes of a clerical or grammatical nature, changes regarding the Participants who may participate in the Plan, changes to the exercise price of Options, changes to the term of Options, changes regarding the right to exercise Options after Termination, changes to add a cashless exercise feature to the Plan, and changes regarding the vesting of Options; provided however that:

(a)	such amendment, suspension or termination is in accordance with applicable laws and the rules of any stock exchange on which the Common Shares are listed;

(b)	the Board shall obtain shareholder approval of the following:

(i)	any amendment to the maximum number of Common Shares specified in Section 2.3 in respect of which Options may be granted under the Plan (other than pursuant to Section 3.6);

(ii)	any amendment that would reduce the exercise price of an outstanding Option of an Insider (other than pursuant to Section 3.6); and

(iii)	any amendment that would extend the term of any Option granted under the Plan to an Insider beyond the Expiry Date

3.6	ADJUSTMENT IN SHARES SUBJECT TO THE PLAN

In the event there is any change in the number of issued Common Shares of the Company through the declaration of stock dividends or subdivisions, consolidations or exchanges of Common Shares, or otherwise, the number of Common Shares available under the Plan, the number of Common Shares subject to Options granted under the Plan, and the exercise price thereof shall be adjusted appropriately by the Board, with the prior approval of and any stock exchange or regulatory body having jurisdiction over the securities of the Company, and such adjustment shall be effective and binding for all purposes of the Plan.

3.7	AMALGAMATION, CONSOLIDATION OR MERGER

If the Company amalgamates, consolidates with or merges, with or into another corporation, any Common Shares receivable on the exercise of an Option granted under the Plan shall be converted into the securities, property or cash which the Participant would have received upon such amalgamation, consolidation or merger had the Option been exercised prior to such event.

--

3.8	SECURITIES EXCHANGE TAKE-OVER BID

In the event that the Company becomes the subject of a Take-Over Bid pursuant to which 100% of the issued and outstanding Common Shares are acquired by the offeror either directly or as a result of the compulsory acquisition provisions of the governing statute of incorporation, and where consideration is paid in whole or in part in equity securities of the offeror, the Board may, subject to the prior approval of the Exchange if the Company is listed on the Exchange at such time, send notice to all Optionees requiring them to surrender their Options within 10 days of the mailing of such notice, and the Optionees shall be deemed to have surrendered such Options on the tenth day after the mailing of such notice without further formality, provided that:

(a)	the offeror delivers with such notice an irrevocable and unconditional offer to grant replacement options to the Optionees to purchase the equity securities offered pursuant to such take-over bid;

(b)	the Board shall have determined, in good faith, that such replacement options have substantially the same economic value as the Options being surrendered; and

(c)	the surrender of Options and the granting of replacement options can be effected on a tax free roll-over basis under the Income Tax Act (Canada).

3.9	NO REPRESENTATION OR WARRANTY

The Company makes no representation or warranty as to the future market value of any Common Shares issued in accordance with the provisions of the Plan.

3.10	INTERPRETATION

The Plan shall be governed and construed in accordance with the laws of the Province of British Columbia.

--

SCHEDULE “A”

OPTION CERTIFICATE

This Option Certificate is issued by Crosshair Exploration & Mining Corp. (the “Company”) pursuant to the Stock Option Plan (the “Plan”), a copy of which is attached hereto, and confirms that:

1.	on [DATE OF GRANT] (the “Grant Date”);

2.	[NAME OF OPTIONEE], of [ADDRESS OF OPTIONEE] (the “Optionee”);

3.	was granted the option (the “Option”) to purchase [NUMBER] Common Shares (the “Option Shares”) of the Company;

4.	for the price (the “Option Price”) of $[EXERCISE PRICE] per share;

5.	terminating on the [DATE] (the “Expiry Date”);

6.	Option Shares may be exercised from time to time prior to the Expiry Date as follows:

(a)	[INSERT VESTING PROVISIONS] or if no vesting provisions: [at any time after the Grant Date of the Option, the Optionee may purchase up to 100% of the total number of Option Shares;]

7.	notwithstanding the provisions of paragraph 6, the Option shall not be exercisable until such time as the Plan has been approved by the Company’s shareholders;

all on the terms and subject to the conditions as set out in the Plan.  For greater certainty, once Option Shares have become Vested, they continue to be exercisable until the termination or cancellation thereof as provided in this Option Certificate and the Plan.

Effective as of the _____ day of ______________, 20__.

THE COMMON SEAL OF CROSSHAIR EXPLORATION & MINING CORP. was affixed in the presence of: Authorized Signatory	) ) ) ) ) ) ) )	C/S